Phone +44 20 7260 2000 ihsmarkit.com 4th floor Ropemaker Place 25 Ropemaker Street London EC2Y 9LY United Kingdom

28 September 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in the Quarterly Report on Form 10-Q for the quarter ended August 31, 2021 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that IHS Markit Ltd. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended August 31, 2021, which was filed with the U.S. Securities and Exchange Commission on September 28, 2021.

Regards,

IHS Markit Ltd.

By:    /s/ Sari Granat
    Sari Granat
    Executive Vice President and General Counsel